Exhibit 1

FOR IMMEDIATE RELEASE
July 14, 2004

FOR ADDITIONAL INFORMATION PLEASE CONTACT JEAN R. HALE, VICE CHAIRMAN, PRESIDENT, AND C.E.O., COMMUNITY TRUST BANCORP, INC. AT (606) 437-3294

Community Trust Bancorp, Inc. reports increased earnings for the second quarter 2004 of $7.8 million or $0.58 per share.

Earnings Summary
	2Q 2004	1Q 2004	2Q 2003

Net income (in thousands)	$7,756	$7,280	$7,064
Earnings per share	$0.58	$0.54	$0.52
Earnings per share (diluted)	$0.57	$0.53	$0.52

Return on average assets	1.26%	1.18%	1.14%
Return on average equity	13.81%	12.97%	13.27%
Efficiency ratio	58.37%	58.53%	56.95%

Dividends declared per share	$0.23	$0.23	$0.19
Book value per share	$16.78	$16.81	$15.88

Community Trust Bancorp, Inc. (NASDAQ-CTBI) is reporting increased earnings for the second quarter 2004 of $7.8 million or $0.58 per share compared to $7.1 million or $0.52 per share earned during the second quarter of 2003 and $7.3 million or $0.54 per share earned during the first quarter of 2004. Year-to-date earnings for the six months ended June 30, 2004 were $15.0 million or $1.12 per share compared to $14.1 million or $1.04 per share for the six months ended June 30, 2003.

Second Quarter and Year-to-Date Highlights

❖ The Company's basic earnings per share of $0.58 for the second quarter 2004 reflects an increase of 11.5% over prior year. Year-to-date earnings per share increased 7.7% over prior year.

❖ The Company's net interest margin for the second quarter 2004 of 4.09% remained stable from the prior quarter and improved 34 basis points from prior year.

❖ Noninterest income for the second quarter 2004 was positively impacted by $0.5 million after-tax because of the improvement in the fair market value of our capitalized mortgage servicing rights. The impact to earnings per share for the quarter ended June 30, 2004 was $0.04 per share.

❖ The Company experienced growth in its loan portfolio at a rate of 10.6% from June 30, 2003 and an annualized rate of 10.0% from the first quarter 2004.

❖ Asset quality improved for the Company from prior year with nonperforming loans decreasing to $19.9 million, a 17.6% decrease from the $24.1 million of June 30, 2003.

Return on average assets for the quarter ended June 30, 2004 was 1.26% compared to 1.14% for the second quarter 2003 and 1.18% for the first quarter 2004. Return on average assets for the first six months of 2004 was 1.22% compared to 1.14% for the first six months of 2003. Return on average shareholders’ equity for the quarter ended June 30, 2004 was 13.81% compared to 13.27% for the quarter ended June 30, 2003 and 12.97% for the quarter ended March 31, 2004. Return on average equity for the six months ended June 30, 2004 was 13.39% compared to 13.33% for the first six months of 2003. CTBI’s efficiency ratio for the six months ended June 30, 2004 improved to 58.45% from 59.34% for the six months ended June 30, 2003.

Net Interest Income

Our net interest margin of 4.09% for the quarter ended June 30, 2004 is a 34 basis point increase from the 3.75% for the quarter ended June 30, 2003 and is flat to the quarter ended March 31, 2004. Management expects its net interest margin to remain relatively stable with the redeployment of normal maturities from the investment portfolio to the higher yielding loan portfolio.

Noninterest Income

Noninterest income decreased 4.9% for the quarter ended June 30, 2004 compared to the quarter ended June 30, 2003 but increased 13.8% compared to the quarter ended March 31, 2004. Year-to-date noninterest income decreased 5.5% from prior year. Noninterest income for the quarter ended June 30, 2003 included approximately $1.6 million in securities gains. Also, as residential mortgage refinancing slowed, the Company had a decrease in gains on sales of loans of $1.2 million in the second quarter 2004 compared to the second quarter 2003.

Noninterest income for the second quarter 2004 was positively impacted by $0.8 million pre-tax because of the improvement in the fair market value of our capitalized mortgage servicing rights. Noninterest income for the quarters ended June 30, 2003 and March 31, 2004 were negatively impacted by charges to our valuation reserve for capitalized mortgage servicing rights of $0.8 million and $0.6 million, respectively.

Noninterest income was also positively impacted by $0.5 million during the second quarter of 2004, in addition to the $0.8 million in the first quarter 2004, derived from the adjustment of the carrying value of loans acquired with the 2002 acquisition of Citizens National Bank of Hazard to its net realizable value. These loans were recorded at acquisition at an amount estimated to be their net realizable value; however, the repayment experience on these loans has been better than expected and the carrying value of these loans has been increased to reflect the higher net realizable value.

Noninterest Expense

Noninterest expense of $18.8 million is a 12.0% increase from the $16.8 million for the second quarter 2003 and a 3.2% increase from the first quarter 2004. The increase in noninterest expense from prior year and prior quarter was primarily attributable to increased personnel expense due to the filling of budgeted key positions and the accrual of a performance-based incentive in the amount of $0.8 million.

Balance Sheet Review

The Company's loan portfolio grew $174.5 million or 10.6% from prior year as growth occurred in all three major loan categories, commercial, residential real estate, and consumer loans. Total deposits and repurchase agreements of $2.1 billion at June 30, 2004 represent a decline of 2.6% from June 30, 2003. The Company’s assets were $2.4 billion at June 30, 2004, a decrease of 2.6% from prior year.

Shareholders’ equity of $225.6 million on June 30, 2004 is a 5.9% increase from the $213.1 million on June 30, 2003 and a slight decrease of 0.1% from the $225.9 on March 31, 2004. The decrease from prior quarter is due to a $5.3 million decrease in net unrealized gains on securities. The Company's annualized dividend yield to shareholders as of June 30, 2004 was 3.02%.

Asset Quality

Nonperforming loans decreased to $19.9 million, or 1.1% of total loans, from the $24.1 million, or 1.5% of total loans, at June 30, 2003, but increased from the $17.9 million, or 1.0% of total loans, at March 31, 2004.

Foreclosed properties on June 30, 2004 were $6.2 million, a decrease from the $6.8 million at March 31, 2004 but an increase from the $3.5 million reported at June 30, 2003.

Net loan charge-offs for the quarter ended June 30, 2004 of $1.2 million were 65.9% less than the $3.4 million for the second quarter of 2003 and 29.4% less than the $1.6 million for the first quarter of 2004. The improvement in net charge-offs is reflected in the decrease in provision for loan loss expense for the second quarter 2004 of $1.8 million compared to the second quarter 2003 and $0.3 million compared to the first quarter 2004. Our reserve for losses on loans as a percentage of total loans outstanding at June 30, 2004 remained flat to March 31, 2004 and June 30, 2003 at 1.42%.

Forward-Looking Statements

Certain of the statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. The Company’s actual results may differ materially from those included in the forward-looking statements. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intend," "estimate," "may increase," "may fluctuate," and similar expressions or future or conditional verbs such as "will," "should," "would," and "could." These forward-looking statements involve risks and uncertainties including, but not limited to, economic conditions, portfolio growth, the credit performance of the portfolios, including bankruptcies, and seasonal factors; changes in general economic conditions including the performance of financial markets, the performance of coal and coal related industries, prevailing inflation and interest rates, realized gains from sales of investments, gains from asset sales, and losses on commercial lending activities; results of various investment activities; the effects of competitors’ pricing policies, of changes in laws and regulations on competition and of demographic changes on target market populations’ savings and financial planning needs; industry changes in information technology systems on which we are highly dependent; failure of acquisitions to produce revenue enhancements or cost savings at levels or within the time frames originally anticipated or unforeseen integration difficulties; the adoption by the Company of an FFIEC policy that provides guidance on the reporting of delinquent consumer loans and the timing of associated credit charge-offs for financial institution subsidiaries; and the resolution of legal proceedings and related matters. In addition, the banking industry in general is subject to various monetary and fiscal policies and regulations, which include those determined by the Federal Reserve Board, the Federal Deposit Insurance Corporation, and state regulators, whose policies and regulations could affect the Company’s results. These statements are representative only on the date hereof, and the Company undertakes no obligation to update any forward-looking statements made.

Community Trust Bancorp, Inc., with assets of $2.4 billion, is headquartered in Pikeville, Kentucky and has 70 banking locations across eastern, northern, central, and south central Kentucky, 5 banking locations in southern West Virginia, and 5 trust offices across Kentucky.

Additional information follows.

Community Trust Bancorp, Inc.
Financial Summary (Unaudited)
June 30, 2004
(in thousands except per share data)

	Three	Three	Three	Six	Six
	Months	Months	Months	Months	Months
	Ended	Ended	Ended	Ended	Ended
	6/30/04	3/31/04	6/30/03	6/30/04	6/30/03

Interest income	$31,022	$31,297	$32,688	$62,319	$65,355
Interest expense	8,368	8,616	11,670	16,984	23,809

Net interest income	22,654	22,681	21,018	45,335	41,546
Loan loss provision	1,785	2,133	3,585	3,918	5,132

Securities gains	-	1	1,587	1	2,566
Gains on sales of loans	410	459	1,595	869	3,116
Deposit service charges	4,462	4,237	4,300	8,699	8,162
Trust revenue	614	561	634	1,175	1,247
Insurance commissions	79	65	138	144	240
Other noninterest income	3,555	2,692	1,331	6,247	2,800

Total noninterest income	9,120	8,015	9,585	17,135	18,131

Personnel expense	10,015	9,691	7,838	19,706	16,899
Occupancy and equipment	2,365	2,413	2,414	4,778	4,714
Amortization of core deposit intangible	145	145	145	290	290
Other noninterest expense	6,247	5,945	6,367	12,192	12,472

Total noninterest expense	18,772	18,194	16,764	36,966	34,375

Net income before taxes	11,217	10,369	10,254	21,586	20,170
Income taxes	3,461	3,089	3,190	6,550	6,113

Net income	$7,756	$7,280	$7,064	$15,036	$14,057

Memo: TEQ interest income	$31,407	$31,686	$33,107	$63,093	$66,172

Average shares outstanding	13,447	13,467	13,478	13,457	13,507
Basic earnings per share	$0.58	$0.54	$0.52	$1.12	$1.04
Diluted earnings per share	$0.57	$0.53	$0.52	$1.10	$1.03
Dividends per share	$0.23	$0.23	$0.19	$0.46	$0.38

Average balances:
Loans, net of unearned income	$1,791,776	$1,744,992	$1,640,313	$1,768,384	$1,631,541
Earning assets	2,264,796	2,267,432	2,290,802	2,266,114	2,279,587
Total assets	2,469,417	2,471,939	2,489,213	2,470,678	2,478,742
Deposits	2,062,734	2,056,125	2,117,223	2,059,430	2,108,587
Interest bearing liabilities	1,848,146	1,867,324	1,926,411	1,857,735	1,920,990
Shareholders' equity	225,822	225,769	213,481	225,795	212,687

Performance ratios:
Return on average assets	1.26%	1.18%	1.14%	1.22%	1.14%
Return on average equity	13.81	12.97	13.27	13.39	13.33
Yield on average earning assets (tax equivalent)	5.58	5.62	5.80	5.60	5.85
Cost of interest bearing funds (tax equivalent)	1.82	1.86	2.43	1.84	2.50
Net interest margin (tax equivalent)	4.09	4.09	3.75	4.09	3.75
Efficiency ratio	58.37	58.53	56.95	58.45	59.34

Loan charge-offs	$(2,040)	$(2,564)	$(4,136)	$(4,604)	$(6,973)
Recoveries	886	929	749	1,815	1,777

Net charge-offs	$(1,154)	$(1,635)	$(3,387)	$(2,789)	$(5,196)

Market Price:
High	$34.30	$33.00	$27.27	$34.30	$27.27
Low	28.42	27.68	22.96	27.68	22.46
Close	30.50	33.00	23.78	30.50	23.78

	As of	As of	As of
	6/30/04	3/31/04	6/30/03

Assets:
Loans, net of unearned	$1,814,343	$1,770,332	$1,639,804
Loan loss reserve	(25,782)	(25,151)	(23,206)

Net loans	1,788,561	1,745,181	1,616,598
Loans held for sale	2,500	680	8,503
Securities AFS	334,317	366,869	466,150
Securities HTM	72,420	78,890	112,870
Other earning assets	15,386	30,822	67,499
Cash and due from banks	72,774	82,510	83,471
Premises and equipment	50,698	50,108	49,498
Goodwill and core deposit intangible	63,661	63,806	64,241
Other assets	41,973	41,567	38,195

Total Assets	$2,442,290	$2,460,433	$2,507,025

Liabilities and Equity:
NOW accounts	$13,837	$15,376	$15,538
Savings deposits	607,674	602,550	614,532
CD's >=$100,000	347,184	345,967	361,301
Other time deposits	714,164	721,412	791,130

Total interest bearing deposits	1,682,859	1,685,305	1,782,501
Noninterest bearing deposits	368,298	370,298	347,570

Total deposits	2,051,157	2,055,603	2,130,071
Repurchase agreements	79,971	87,526	58,653
Other interest bearing liabilities	69,260	71,819	87,073
Noninterest bearing liabilities	16,271	19,577	18,170

Total liabilities	2,216,659	2,234,525	2,293,967
Shareholders' equity	225,631	225,908	213,058

Total Liabilities and Equity	$2,442,290	$2,460,433	$2,507,025

Ending shares outstanding	13,447	13,438	13,417

Memo: Market value of HTM Securities	$70,411	$79,479	$114,046

90 days past due loans	$6,433	$4,980	$5,164
Nonaccrual loans	11,982	11,423	17,434
Restructured loans	1,476	1,517	1,546
Foreclosed properties	6,223	6,814	3,521

Tier 1 leverage ratio	9.16%	8.97%	8.35%
Tier 1 risk based ratio	11.80%	11.63%	11.06%
Total risk based ratio	13.05%	12.88%	12.31%
FTE employees	937	915	902

Community Trust Bancorp, Inc. reported earnings for the three and six months ending June 30, 2004 and 2003 as follows:

	Three Months Ended		Six Months Ended
	June 30		June 30

	2004	2003	2004	2003

(in thousands except per share information)

Net income	$7,756	$7,064	$15,036	$14,057

Basic earnings per share	$0.58	$0.52	$1.12	$1.04

Diluted earnings per share	$0.57	$0.52	$1.10	$1.03

Average shares outstanding	13,447	13,478	13,457	13,507

Total assets (end of period)	$2,442,290	$2,507,025

Return on average equity	13.81%	13.27%	13.39%	13.33%

Return on average assets	1.26%	1.14%	1.22%	1.14%

Provision for loan losses	$1,785	$3,585	$3,918	$5,132

Gains on sales of loans	$410	$1,595	$869	$3,116